28 January 2011

Mr Amit Pande
Accounting Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Dear Mr Pande

HSBC Holdings plc
Form 20-F for the fiscal year ended December 31, 2009
Filed March 15, 2010
File No. 1-14930

Thank you for your letter dated 8 December 2010. We have repeated below the comments in your letter, followed by our responses.

Unless the context requires otherwise, ‘HSBC Holdings’ means the company HSBC Holdings plc and ‘HSBC’ or the ‘Group’ means HSBC Holdings plc together with its subsidiaries.

Report of the Directors: Operating and Financial Review
General

1.
We note the disclosure on page 12 and elsewhere that you operate in the Middle East and Latin America, regions generally understood to include Iran, Syria, Sudan and Cuba. We also note from HSBC Middle East’s website that it still maintains a representative office in Iran. Further, it appears from a November 2007 press report that one of your subsidiaries, HSBC Trinkaus & Burkhardt, advanced funds to IFIC Holding AG of Iranian Foreign Investment Company which the Iranian government used to speculate in financial futures. As you know, Cuba, Iran, Sudan, and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and the extent of your past, current, and anticipated business activities related to, or contacts with, Cuba, Iran, Sudan and Syria, whether through subsidiaries, affiliates, or other direct or indirect arrangements, since your letter to us dated July 10, 2007. Your response should describe any business contacts you have had with the governments of the referenced countries or entities affiliated with, or controlled by, those governments. Identify any state-owned entities that have received financing from, or arranged by, you, and the uses made of the funds received. In addition, discuss the applicability of Section 104 of the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 to any activities related to Iran.

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HSBC conducts banking and other activities in financial services through a significant number of operating subsidiaries incorporated in a variety of different legal jurisdictions and has a longstanding Group Compliance policy, which is mandatory for all HSBC subsidiaries, that establishes minimum standards for compliance.

These minimum standards include the requirement that all HSBC subsidiaries comply with the spirit and letter of all applicable laws and regulations which would include economic or other sanctions carrying the force of law.  In addition to any sanctions imposed and binding in local jurisdictions in which HSBC subsidiaries operate or are incorporated, HSBC subsidiaries are required to observe sanctions imposed by United Nations resolutions and to screen for, identify, report and reject transactions in any currency involving certain high-risk categories of customers, including those alleged to have involvement in terrorist activity or the proliferation of and trading in weapons or related technology. The Group lending policy states that Group Offices should not enter into transactions that would violate sanctions imposed by the United Nations or their own national governments.

In addition, the Group policy requires HSBC companies to comply, to the extent applicable, with US law and regulation, including country and individual sanctions promulgated by the US Office of Foreign Assets Control (‘OFAC’). This means that not only must US subsidiaries comply with OFAC, but that HSBC subsidiaries outside the US, which are not US persons, must not participate in US dollar business that would if conducted by a US person contravene the OFAC sanctions, in addition to complying with all applicable local laws and sanctions.

HSBC’s activities relating to Iran, Sudan, Syria and Cuba (herein referred to as the ‘Named Countries’) comprise commercial and personal banking activities conducted by HSBC subsidiaries outside the Named Countries.

Commercial activities include the provision of deposit accounts, trade finance (documentary letters of credit and collection of export bills) and loans made for infrastructure projects within the Named Countries, mainly oil and gas projects. The personal banking activities include the provision of deposit accounts and investment management services outside the Named Countries to individuals who are residents or nationals of the Named Countries.

Iran

All relationships with Iranian banks were required to be terminated following a new HSBC policy announced in September 2007.  The only remaining accounts are in respect of two banks, which are government related, for limited transactions which are permitted under licences issued by the governments of the UK and USA. The 2007 policy also stated that no new commercial business involving Iran would be permitted and as a consequence of this policy some customers have closed their accounts or reduced the business previously directed to HSBC. HSBC entered into certain loans before 2006 as a part of a number of export credit agency guarantee programmes, which are subject to contractual commitments and ongoing compliance with relevant laws and regulations, and remain with HSBC on a run off basis.

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HSBC Bank Middle East Limited (‘HBME’) conducted limited operations in Iran through a representative office since 1999. This office conducted a limited range of activities which largely consisted of providing liaison services for HSBC subsidiaries whose customers were in Iran or had a requirement for doing business involving Iran. The representative office was not permitted to undertake any transactions or hold any accounts and as a result of HSBC subsidiaries ceasing any new business involving Iran in line with the 2007 policy, the office became dormant. Following an internal review by HBME during 2010 the representative office was officially closed on 31 December 2010.

In respect of the applicability of Section 104 of the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 to activities related to Iran, HSBC’s relevant compliance policies, as set out above, prohibit the participation in any activity in contravention of UN sanctions, support for terrorist activity or for weapons related activities. In addition, HSBC's compliance policies prohibit participation in any transaction involving an entity designated on the SDN List as an affiliate of the Iranian Revolutionary Guard Corps (IRGC) or any Iranian financial institution designated for nonproliferation (NPWMD) or terrorism (FTO, SDT, or SDGT) activities.

In the current environment HSBC does not anticipate engaging in any new activities involving Iran irrespective of their legitimacy under applicable laws and regulations.

Sudan, Syria and Cuba

HSBC has no physical or licensed presence in Cuba, Sudan or Syria and any activities required to meet the requests of customers of HSBC which involve these countries are considered in light of the compliance policies set out above. As a result of the overall risk profile which characterises such countries, the extent to which activities take place is very limited. However, HSBC has not introduced absolute prohibitions similar to those relating to Iran although the situation is kept under review.

In respect of Syria, as at 30 June 2010 a sterling denominated deposit of US$1,008 million (US dollar equivalent) was placed by a government related client not designated under US (or any other) sanctions.

2.
Please discuss the materiality of your business activities in, and other contacts with, Cuba, Iran, Sudan, and Syria, described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan or Syria.

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We set out in Appendix 1 the relevant estimated financial details relating to revenues, assets, liabilities and contingent liabilities and commitments for the years ended 31 December 2007, 2008 and 2009 and the six months ended 30 June 2010, in respect of HSBC’s business activities related to the Named Countries.

These amounts, both individually and in aggregate, are not considered material in terms of the overall financial position or performance of HSBC, and we believe that given the nature of the Group’s activities in relation to the Named Countries, as described above, a reasonable investor would not view the exposure to be qualitatively important to an investment decision. In addition, HSBC’s policies described above are considered to be effective in minimising the risk of involvement in terrorist financing.

Notwithstanding the immaterial nature of the activities with Named Countries in the context of HSBC’s business, HSBC proposes to disclose that these activities are not considered to be material in its 2010 Annual Report on Form 20-F. The proposed disclosure has been included in Appendix 2.

Given the immaterial extent of HSBC activity linked to the Named Countries, HSBC Holdings plc would not expect its ordinary shares to be captured by divestment or similar initiatives of the type raised by the Staff. Even if some of the public bodies referred to in your question determined that their policies did prohibit investment in securities issued by the Group such a decision, would not in our view, be likely to have a material effect on trading in HSBC shares.

Customer groups and global businesses, page 66
Global Banking and Markets, page 73

3.
We have reviewed your response to prior comment one from our letter dated July 19, 2010.  In your response, you indicate that credit derivative fair values decreased during 2009 in part due to initiatives to close out matching contracts with market counterparties.  Since we are unable to locate disclosure describing these initiatives on page 424, please revise your future filings to discuss these actions in greater detail.   In addition, clarify whether you used any other initiatives to reduce gross derivative balances with counterparties, such as those resulting in arrangements whereby IFRS netting criteria are satisfied.

As disclosed on page 424 of the 2009 Annual Report on Form 20-F, the main reasons for the decrease in fair value of derivative assets were the steepening yield curves in major currencies, narrowing credit spreads and reduced market volatility. However, as referred to in our letter of 30 July 2010, certain initiatives also affected the gross fair value balances of credit derivatives.

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The main initiative which reduced the gross fair value balances of credit derivatives was the use of a process known as “portfolio compression” whereby existing gross trades with offsetting market risk or underlying exposures are restructured into a smaller number of new net trades that carry the same risk profile and net cash flows as the initial trades. The main reason for undertaking portfolio compression is to reduce the operational requirements involved in managing portfolios of credit derivatives. In addition, the use of central clearing counterparties where the settlement arrangements satisfied the IFRS netting criteria has also contributed to the overall increase in the netting adjustment for gross fair value balances of credit derivatives. Central clearing counterparties include IntercontinentalExchange (‘ICE’) Trust, where HSBC Bank USA, N.A. is a member, and ICE Europe, where HSBC Bank plc is a member. We have explained this on page 222 of the Interim Report 2010, where the Derivatives note includes the sentence "The netting adjustment increased as increasing volumes of transactions were executed through clearing houses.”

The portfolio compression initiative was mainly carried out in 2008 and 2009 while the use of central clearing counterparties continued to increase in 2010. Apart from portfolio compression and the use of central clearing counterparties, no other initiatives had a significant effect on the gross fair value balances of credit derivatives. In future filings beginning with the 2010 Annual Report on Form 20-F, we will provide disclosures of initiatives which significantly affect the gross fair values balances of credit derivatives. Accordingly, the portfolio compression initiative was less relevant to 2010 and as such, will not be disclosed in the 2010 Annual Report on Form 20-F. HSBC proposes similar disclosures made in the Interim Report 2010 in the 2010 Annual Report on Form 20-F, subject to completion of the financial statements. The disclosure in the Interim Report 2010 is reproduced below.

“The 15 per cent increase in the fair value of derivative assets during the first half of 2010 was driven both by an increased volume of trades, particularly of interest rate derivatives, and by declines in yield curves of major currencies, especially at longer maturities, as market concerns grew in the second quarter regarding the pace of recovery and the impact of austerity measures. The netting adjustment increased as increasing volumes of transactions were executed through clearing houses.”

Renegotiated Loans (audited), page 224

4.
We have reviewed your response to prior comment 12 from our letter dated July 19, 2010 and proposed disclosures in Appendix I.  You state that HSBC Finance may restructure certain loans with no qualifying payments in conditions of hardship, disaster or in labour strike situations.  Please tell us and revise your future filings to clarify your policy with respect to classifying these loans as up to date.  Quantify loans restructured with no qualifying payments for the periods presented.

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As noted in our letter of 30 July 2010, HSBC Finance may restructure certain loans with no qualifying payments, in conditions of hardship, disaster or in labour strike situations. These relate to a small proportion of the overall balance of restructured loans. Further analysis of these balances has confirmed that the majority of these cases are loans that are reaffirmed by the debtor in connection with a US Chapter 7 bankruptcy proceeding, which do not require a minimum qualifying payment criterion to confirm the likelihood of repayment.

In these cases, the contractual delinquency status of such loans is reset to current in accordance with the revised terms and conditions and reported as up to date. In all cases, impairment allowances continue to be recognised, reflecting the risk characteristics of these loans.

Loans amounting to US$190 million and US$197 million were restructured with no qualifying payments during the years ended 31 December 2009 and 2008, respectively. This amount is relatively insignificant compared to the total balances of loans restructured during the years ended 31 December 2009 and 2008 of US$30.2 billion and US$26.2 billion respectively. The total balances of loans restructured with no qualifying payments as at December 31, 2009 and 2008 were 1.9% and 1.6% of the total restructured loan balances as at December 31, 2009 and 2008 respectively.

In view of the immaterial level of restructured loans with no qualifying payments, HSBC proposes a limited amendment to clarify its disclosure (see below, with proposed amendments in italics), and proposes not to quantify the loans restructured with no qualifying payments in future filings and the 2010 Annual Report on Form 20-F.

“Loans that are subject to restructuring may only be classified as restructured and up to date once a specified number and/or amount of qualifying payments have been received. These qualifying payments are set at a level appropriate to the nature of the loan and the customer’s circumstances to provide evidence that repayment is likely to continue. Typically the receipt of two or more qualifying payments is required within a certain period, generally 60 days (in the case of HSBC Finance, in certain circumstances, for example where debt has been restructured in bankruptcy proceedings, fewer or no payments may be required).”

*           *           *           *

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Confirmations

We confirm that:

-	HSBC Holdings plc is responsible for the adequacy and accuracy of the disclosure in its filings;
-	Staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do no foreclose the Commission from taking any action with respect to the filing; and
-	HSBC Holdings plc may not assert staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely

/s/ Iain Mackay
Iain Mackay
Group Finance Director

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Appendix 1

	Estimated Named Countries 2007 (US$m)	HSBC Group 2007 (US$m)	Named Countries as % of HSBC Group 2007	Estimated Named Countries 2008 (US$m)	HSBC Group 2008 (US$m)	Named Countries as % of HSBC Group 2008	Estimated Named Countries 2009 (US$m)	HSBC Group 2009 (US$m)	Named Countries as % of HSBC Group 2009	Estimated Named Countries HY 2010 (US$m)	HSBC Group HY 2010 (US$m)	Named Countries as % of HSBC Group HY 2010
Revenue
Cuba	-			-			-			-
Iran	14			15			13			6
Syria	10			12			8			4
Sudan	3			4			3			1
Total	27	87,601	0.031%	31	88,571	0.035%	24	78,631	0.031%	11	40,672	0.027%

Assets
Cuba	2			1			1			1
Iran	736			710			591			509
Syria	75			79			52			43
Sudan	22			26			21			20
Total	835	2,354,266	0.035%	816	2,527,465	0.032%	665	2,364,452	0.028%	573	2,418,454	0.024%

Liabilities
Cuba	1			1			1			5
Iran	340			255			257			246
Syria	325			660			514			1,283 (*)
Sudan	43			33			78			62
Total	709	2,218,850	0.032%	949	2,427,236	0.039%	850	2,228,791	0.038%	1,596	2,275,131	0.070%

Contingent liabilities and contractual commitments
Cuba	-			-			-			-
Iran	287			77			26			12
Syria	2			2			2			2
Sudan	29			33			35			1
Total	318	842,676	0.038%	112	677,176	0.017%	63	631,609	0.010%	15	615,023	0.002%

1.
The amounts included in the table above have been translated to US dollar equivalents (HSBC Group’s presentation currency) using the rates of exchange at the period end date, or in the respect of ‘Revenues’ at the average rates of exchange for the reported period.

2.
(*) Liabilities in respect of Syria as at 30 June 2010 include a sterling denominated deposit of US$1,008 million (US dollar equivalent) placed by a government related client not designated under US (or any other) sanctions.

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Appendix 2

Proposed disclosure for inclusion in 2010 Annual Report on Form 20-F

The HSBC Group takes its obligations to prevent money laundering and terrorist financing very seriously. HSBC has policies, procedures and training intended to ensure that its employees know and understand HSBC’s criteria for when a client relationship or business should be evaluated as higher risk. As part of its continuing evaluation of risk, the HSBC Group monitors its activities relating to the countries and entities subject to US economic sanctions programmes administered by the Office of Foreign Assets Control as well as those subject to UN and EU sanctions. HSBC’s business activities include banking services for nationals of, and clients domiciled in, some of the countries. The Group had a small representative office in Tehran, Iran which was closed in December 2010.

The US State Department has designated certain countries (Cuba, Iran, Sudan and Syria) as state sponsors of terrorism, and US law generally prohibits US persons from doing business with such countries. HSBC is aware of initiatives by governmental entities and institutions in the US to adopt rules, regulations or policies prohibiting transactions with or investments in entities doing business with such countries. The HSBC Group does not consider that its business activities with counterparties in, or directly relating to, these countries are material to its business, and such activities represented a very small part of total assets at 31 December 2010 and total revenues for the year ended 31 December 2010.